

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2011

Mr. Qingqing Wu, Chief Executive Officer
Vlov, Inc.
11/F., Xiamen Guanyin Shan International Commercial Operation Centre, A3-2 124
Hubin Bei Road, Siming District, Xiamen, Fujian Province
People's Republic of China
(86592) 2345999

  RE: Vlov, Inc.
  Amendment to Registration Statement on Form S-1
  Filed October 27, 2010
  File No. 333-163803
  Form 10-K/A for Fiscal Year Ended
  December 31, 2009
  Filed October 27, 2010
  File No. 000-53155

Dear Mr. Wu:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1, amendment 4 filed December 29, 2010

1. We note your response to comment one of our letter dated November 12, 2010. Please note that we will require sufficient time to review your exhibit after it is filed.

2. We reissue prior comment two of our letter dated November 12, 2010, as it is still unclear what factors determine when Mr. Wu executes the transfer. Your revised disclosure refers to "working on the transfer with PRC authorities" during the first quarter of 2011. Please revise to clarify (a) on what basis you believe the transfer will occur in the first quarter of 2011, (b) what factors determine when the transfer occurs, including whether the sole delay is approval from authorities (c) whether or not Mr. Wu will decide the

timing, subject to regulatory approval, and (d) how the transfer will be accomplished. With respect to (d), it is unclear if all existing assets of Yinglin Jinduren will be transferred to China Dong Rong through a reverse merger or otherwise. Please revise accordingly.

3. In this regard, please revise to provide tabular disclosure, similar to what you provide on page eight of your Form 10-K, of your corporate structure and contractual arrangements before *and* after the transfer.

4. With a view to revised disclosure, advise us if and how the planned transfer affects (a) potential conflicts with management and others similar to disclosure appearing on page nine, (b) limitations on your ability as a holding company to receive distributions from the entities conducting your operations, and (c) requirements under SAFE.

5. Also with a view to revised disclosure beginning on page 55 and where appropriate, advise us of the status of the matters referenced in the last paragraph no page 33, including the hiring of a majority of independent directors, establishing audit, compensation and nominating committees, and any liquidated damages pursuant to the securities purchase agreement. It is unclear, for example, if such committees are currently operating or when they are anticipated to begin operating.

Executive Compensation, page 56

6. Please revise to provide updated executive compensation disclosure.

Consolidated Financial Statements, page F-1

Consolidated Balance Sheets at September 30, 2010 and 2009, page F-2

7. We note that your September 30, 2010 trade deposits paid to apparel suppliers balance of $5,796,000 was approximately 16% of total assets at that date. Please revise the footnotes to your financial statements to describe your accounting policy for trade deposits. Include a description of what the amounts paid to your apparel suppliers and recorded as trade deposits represent, and discuss the point at which you expense the amounts paid in your revised disclosure.

Notes to the Consolidated Financial Statements (unaudited), page F-6

(1) Summary of Significant Accounting Policies, page F-6

(a) Description of business organization, page F-6

8. We note that on November 19, 2009, HK Dong Rong incorporated Dong Rong (China) Co., Ltd. in the PRC as its wholly-owned subsidiary ("China Dong Rong") with registered capital of $8 million, and it is the intention of the Company and the equity

owners of Yinglin Jinduren to transfer the business operations of Yinglin Jinduren to China Dong Rong. Please tell us if you are currently subject to the government-mandated statutory reserve requirement of 50% of China Dong Rong's registered capital or will become subject to this requirement upon the transfer of the operations of Yinglin Jinduren to China Dong Rong and, if so, revise to disclose the significant increase in your statutory reserve requirement as applicable in your footnotes and discussion of liquidity and capital resources on page 51. In this regard, it appears to us that China Dong Rong's statutory reserve requirement would be $4 million (i.e. 50% of its registered capital of $8 million) which represents a significant increase from Yinglin Jinduren's fully funded statutory reserves of $913,000 at September 30, 2010. To the extent that your statutory reserve requirement has not or will not increase, please explain to us why.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact John Archfield at (202) 551-3315 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Susann Reilly at (202) 551-3236 or Jim Lopez (202) 551-3536.

Sincerely,

/s/ Jim Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services